Exhibit 99.1

Blocklisting Six Monthly Return

Hong Kong, Shanghai, & Florham Park, NJ — Monday, June 30, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) announces the following blocklisting six monthly return:

1.	Name of applicant:	HUTCHMED (China) Limited
2.	Name of scheme:	Share Option Scheme conditionally adopted by HUTCHMED in 2015 (“2015 HUTCHMED Share Option Scheme”)

3.	Period of return:	From December 29, 2024 to June 28, 2025
4.	Balance under scheme from previous return:	2015 HUTCHMED Share Option Scheme: 46,502,393 ordinary shares of US$0.1 each

5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	2015 HUTCHMED Share Option Scheme: Nil

6.	Number of securities issued/allotted under scheme during period:	2015 HUTCHMED Share Option Scheme: 510,375

7.	Balance under scheme not yet issued/allotted at end of the period:	2015 HUTCHMED Share Option Scheme: 45,992,018 ordinary shares of US$0.1 each

8.	Number and class of securities originally listed and the date of admission:

25,198,880 ordinary shares of US$0.1 each admitted on June 17, 2019 (to replace the Company’s previous block admission schemes following the Company’s share subdivision which took effect on May 30, 2019)

9.	Total number of securities in issue at the end of the period:	872,111,470 ordinary shares of US$0.1 each
Name of contact:		Weiguo Su
Address of contact:		Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong
Telephone number of contact:		+852 2121 8200

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500